Exhibit 99.1

ILOG ANNOUNCES 2006 FIRST QUARTER RESULTS

PARIS, France and MOUNTAIN VIEW, Calif. – October 27, 2005 – ILOG® (NASDAQ: ILOG; Euronext: ILO, ISIN: FR0004042364) today announced results for the first fiscal quarter of 2006, ended September 30, 2005, with revenues of $30.7 million and diluted earnings per share of $0.11. This compared with revenues of $29.1 million and diluted earnings per share of $0.11 for the prior year’s first quarter.

Net income for the quarter was $2.2 million despite a charge of $0.7 million as the Company applied for the first time the new accounting rule SFAS 123 (revised 2004) relating to stock-based compensation. Using a non-GAAP measure excluding this new non-cash charge, net income for the first quarter 2006 would have been $2.9 million or $0.15 per share on a fully diluted basis, as compared to $2.0 million, or $0.11 per share for the same period last year. (See "GAAP to non-GAAP Reconciliation" below for further information on our non-GAAP measure.)

“I’m pleased that we are at the high-end of our July guidance for profitability,” said ILOG Chairman and CEO, Pierre Haren. “The positive trends we highlighted in past reporting have continued to gain momentum this quarter. We are seeing a growing number of Global 2000 customers who share our conviction that their organizations will greatly benefit from the adoption of service-oriented architectures (SOA), and from the increasing usage of real-time planning and scheduling tools across many industries. I’m more confident than ever that ILOG has made the right decisions to leverage these two key industry trends, which could provide a strong platform for our growth and profitability in coming quarters.”

ILOG saw increased partner activity around its Business Process Management/SOA strategy, announcing relationships with Adobe, IBM and Oracle in the quarter. ILOG is the first Business Rule Management System (BRMS) vendor to support IBM WebSphere® Process Server version 6.0. ILOG also entered into a strategic partnership with the European company Soft Computing who will exclusively use ILOG JRules in its advanced customer relationship management (CRM) applications using predictive analytics software to discover, generate and apply business rules in real-time.

These encouraging trends did not translate into higher BRMS revenues in the quarter, which were down 4%, due, in part, to delayed purchasing decisions. BRMS deals, which continued to represent the majority of ILOG’s largest engagements of the quarter, included an enterprise license agreement with America Online for an interactive call center application, the first of several rule-based applications planned by this company, and a leading Wall Street investment firm that will use ILOG JRules™ for a credit risk scoring application as part of its larger SOA strategy.

Optimization products experienced strong revenue growth in the quarter at 21%, with the activity mostly coming from end-user deals in the U.S. “I am very pleased that optimization had its best quarter ever, driven both by ISV activity and several key enterprise deals” added Haren. “This surge of interest in our optimization product line demonstrates that our recent investments aimed at putting the power of optimization into the hands of more enterprise users is well-timed to coincide with the growing need for better planning tools and on-line real-time optimization systems.”

Significant ILOG optimization wins include deals with leading entertainment companies for advertisement scheduling and a global financial institution for portfolio management. The company also signed an agreement with a large U.S. semiconductor manufacturer for one of ILOG’s new PowerOps™ supply chain management

(SCM) solutions.

In July, the company announced ILOG Optimization Decision Manager™, which is the first optimization-based application development tool that lets business users configure and modify the applications that will drive their operational decision-making.

Another key trend in the quarter was growth of activity in Asia where revenues grew 32% year over year. Activity of key ILOG partners in the Asia Pacific region included BRMS deals with ISI in Australia and KSTEC of Korea. In China, Shanghai FirstTech deployed a JRules web service for claims processing at a leading insurance company in just three months.

Business Outlook

With a solid sales pipeline and IT trends that we believe favor ILOG products, management remains cautiously optimistic entering the second quarter of fiscal 2006. Management expects revenues between $33 million and $36 million and, without taking into account the impact of stock-based compensations, non-GAAP earnings per share between $0.05 and $0.15, compared to revenues of $32.2 million and earnings per share of $0.12 in the second quarter of fiscal 2005. Stock-based compensation is expected to amount to $1 million in the second quarter of fiscal 2006, or $0.05 per share.

Conference Call

ILOG management will be hosting a conference call today at 10 a.m. Eastern Daylight Time or 4 p.m. European Daylight Time to discuss the contents of this release. To listen, please visit http://www.ilog.com/corporate/investor and utilize the WebCast link, or to participate, contact Cubitt Consulting. A replay of the call will be available later.

About ILOG

ILOG delivers software and services that empower customers to make better decisions faster and manage change and complexity. Over 2,500 global corporations and more than 465 leading software vendors rely on ILOG's market-leading business rule management system (BRMS), optimization and visualization software components, to achieve better returns on investment, create market-defining products and services, and sharpen their competitive edge. ILOG was founded in 1987 and employs more than 690 people worldwide. For more information, please visit http://www.ilog.com.

Forward-Looking Information

All of the statements included in this release, as well as oral statements that may be made by us or by officers, directors or employees acting on our behalf, that are not statements of historical fact, constitute or are based upon "forward-looking statements" within the meaning of the United States Securities laws that involve risks and uncertainties that could cause actual results to differ materially from those expressed or implied in the forward-looking statements. Among the factors that could cause our actual results to differ materially are those risks identified in “Item 3. Key Information—Risk Factors,” “Item 4. Information on the Company” and “Item 5. Operating and Financial Review and Prospects” of the Company’s most recent Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (the “SEC”) and its other filings and submissions with the SEC, including, without limitation, quarterly fluctuations in our operating results; competition in our industry; the extended length of our sales cycle which impacts our ability to forecast product lines; our dependence on certain major independent software vendors; our investments in vertical markets; the increasing number of fixed price consulting agreements; decreased investment in our sales and marketing forces; changing market requirements; our ability to provide professional services activities that satisfy customer expectations; errors in our software products; the loss of key personnel; logistical difficulties, cultural differences, product localization costs, import and tariff restrictions, adverse foreign tax consequences and fluctuations in currencies resulting from our global operations; changes in tax laws or an adverse tax audit; our significant dependence on our proprietary technology; the impact of intellectual property infringement disputes; the impact of dilutive share issuances or the incurrence of debt and contingent liabilities and write-offs resulting from acquisitions; changes in accounting principles; and other matters not yet known to us or not currently considered material by us. All written and oral forward-looking statements attributable to us, or persons acting on our behalf, are qualified in their entirety by these cautionary statements. Readers are cautioned not to place undue reliance on these forward-looking statements. Unless required by law, the Company undertakes no obligation to revise these forward-looking statements to reflect new information or events, circumstances, changes in expectations or otherwise that arise after the date hereof.

ILOG S.A.

Consolidated Income Statements (unaudited)

(figures in italics are in euros and IFRS)

Three Months Ended
	Sept 30	Sept 30	Sept 30
	2005	2004	2005
(In thousands, except for per share data)
Revenues:
License fees	$ 14 885	$ 16 052	€ 12 176
Maintenance	9 525	8 146	7 808
Professional Services	6 326	4 938	5 178
Total revenues	30 736	29 136	25 162

Cost of revenues:
License fees	190	267	154
Maintenance	941	881	764
Professional Services	4 960	3 979	4 059
Total cost of revenues	6 091	5 127	4 977

Gross profit	24 645	24 009	20 185

Operating expenses:
Marketing and selling	12 819	12 506	10 322
Research and development	6 080	6 121	4 885
General and administrative	3 647	3 397	2 906
Total operating expenses	22 546	22 024	18 113

Income from operations	2 099	1 985	2 072
Net interest income and other	188	323	43
Net income before taxation	2 287	2 308	2 115
Income taxes	99	349	81
Net income after taxation	$ 2 188	$ 1 959	€ 2 034

Earnings per share
- Basic	$ 0,12	$ 0,11	€ 0,11
- Diluted	$ 0,11	$ 0,11	€ 0,11

Share and share equivalents used in per share calculations
- Basic	17 933	17 664	17 933
- Diluted	19 208	18 321	19 208

ILOG S.A.

Condensed Consolidated Balance Sheets (unaudited)

(figures in italics are in euros and IFRS)

	Sept 30	June 30	Sept 30
	2005	2005	2005
(In thousands)
Assets
Current assets:
Cash and cash equivalents	$ 52 660	$ 61 730	€ 49 756
Short-term investments	7 256	-	-
Accounts receivable	26 892	28 899	22 332
Other receivables and prepaid expenses	7 339	7 363	5 934
Total current assets	94 147	97 992	78 022

Property and equipment - net and other assets	8 215	7 819	6 992

Total assets	$ 102 362	$ 105 811	€ 85 014

Liabilities and Shareholders' Equity
Current Liabilities:
Accounts payable and accrued expenses	$ 20 014	$ 23 158	€ 16 623
Current debt	400	429	332
Deferred revenue	21 259	22 782	17 656
Total current liabilities	41 673	46 369	34 611

Long-term portion of debt	342	361	284
Other liabilities	732	681	1 018
Total liabilities	42 747	47 411	35 913

Shareholders' equity:
Paid-in capital	87 677	85 456	42 786
Treasury stock	(3 760)	(713)	(3 072)
Accumulated deficit and other comprehensive income	(24 302)	(26 343)	9 387
Total shareholders' equity	59 615	58 400	49 101

Total liabilities and shareholders' equity	$ 102 362	$ 105 811	€ 85 014

ILOG S.A.

Condensed Consolidated Statements of Cash Flow (unaudited)

(figures in italics are in euros and IFRS)

	Three Months Ended
	Sept 30	Sept 30	Sept 30
	2005	2004	2005
	(In thousands)
Cash flow from operating activities:
Net Income	$ 2 188	$ 1 959	€ 2 034
Depreciation and amortization	683	815	533
Share-based compensation	695	-	200
Unrealized gain / (loss) on derivative instruments	(10)	27	(3)
Change in working capital	(2 416)	(5 230)	(1 874)
Net cash provided by / (used for) operating activities	1 140	(2 429)	890

Cash flows from investing activities:
Acquisition of fixed assets and business	(1 075)	(2 193)	(869)
Sale (Purchase) of short term investments, net	(7 385)	-	-
Net cash used for investing activities	(8 460)	(2 193)	(869)

Cash flows from financing activities:
Repayment of capital lease obligations	(141)	(139)	(115)
Cash proceeds from issuance of shares	1 552	573	1 268
Purchase of treasury stock	(3 047)	-	(2 486)
Net cash provided by / (used for) financing activities	$ (1 636)	$ 434	(1 333)

Impact of exchange rate changes on cash and cash equivalents	(114)	793	18

Net increase in cash, cash equivalents	(9 070)	(3 395)	(1 294)
Cash and cash equivalents, beginning of period	61 730	52 220	51 050
Cash and cash equivalents, end of period	$ 52 660	$ 48 825	€ 49 756

Discussion of Income Statement for the Quarter Ended September 30, 2005

Revenues and Gross Margin

Revenues in the quarter increased to $30.7 million from $29.1 million, or by 5%, compared to the same quarter in the previous year. Reflecting stable foreign exchange rates compared to the same quarter last year, revenues expressed at prior year constant currency rates increased by the same percentage.

Revenues by region were as follows:

	Three Months Ended
	Sept 30	Sept 30	Increase (decrease)
	2005	2004	As Reported	Constant $
North America	$ 16 079	$ 16 424	-2%	-2%
Europe	11 495	10 181	13%	13%
Asia	3 162	2 531	25%	24%
Total revenues	$ 30 736	$ 29 136	5%	6%

License fee revenues decreased by 7% compared to the same quarter last year, due largely to a lower quarter in the U.S. and in Europe with delayed purchase decisions experienced in BRMS and Visualization. In Europe, the overall growth was driven by revenues from professional services. Asia had a solid growth in license, maintenance and professional services revenues.

Maintenance revenues grew 17% in the quarter compared to the same quarter last year. This increase is the result of the growing installed base of ILOG customers.

Professional services revenues continued to grow, posting an increase of 28% in the quarter compared to the same quarter last year. This increase is mainly the result of BRMS implementations across geographies and continued support for existing ILOG customers. Related gross margin for the quarter is 22% compared to 19% in the same period in the preceding year and higher than the average 16% rate observed during fiscal 2005. This higher margin derives from revenues recorded in the quarter as a result of the investment in staff consultants and projects from the previous quarter, mainly impacting the Company’s European consulting operations.

Operating Expenses

The 2% increase in operating expenses over the prior year is primarily due to an increase in hiring, salary adjustments and the impact from stock-based compensation as a result of the implementation of SFAS 123R. Foreign exchange rates did not materially impact operating expenses. The additional French tax credit relating to research costs incurred in calendar 2004 and claimed in October 2005 amounted to $0.6 million and was recorded as a reduction of research and development expenses. In the previous year, such tax credit was recorded as a reduction of income taxes.

On September 30, 2005, the Company had 691 employees, compared to 630 a year earlier. This increase is mainly attributable to the hiring of 31 people in support of the professional services organization, and to a lesser extent research and development, and sales and marketing.

Balance Sheet and Cash Flow Discussion

Including short-term investments, ILOG’s cash position amounts to $59.9 million and is slightly down from $61.7 on June 30, 2005. Operating activities generated $1.1 million from the good profitability of the quarter. Investing activities for the quarter, excluding short-term investments in cash, amounting to $1.1 million included an investment in a partnership with Soft Computing in the amount of $0.6 million. Cash used for financing activities netted $1.6 million and included the acquisition of treasury stocks in the amount of $3 million partially offset by proceeds from issuance of shares under the Company’s employee share purchase plans and the exercise of stock options in the amount of $1.6 million. Accounts receivable as of September 30, 2005 have increased to 78 days sales outstanding as opposed to 63 days as of June 30, 2005 due to traditionally slower collection during the summer quarter.

As of September 30, 2005, shareholders’ equity was $59.6 million, an increase of $1.2 million from $58.4 million at June 30, 2005, mainly reflecting the Company’s profitability during the quarter. On September 30, 2005, the Company had 18,194,236 shares issued and outstanding, compared to 18,005,407 at June 30, 2005, primarily due to the issuance of 188,829 shares under the Company’s employee share purchase plans and the exercise of stock options and warrants.

Accounting Principles

The Company’s financial statements in U.S. dollars are prepared in accordance with accounting principles generally accepted in the United States (U.S. GAAP). Figures presented in euros have been prepared in accordance with International Financial Reporting Standards (“IFRS”) and therefore are not comparable with previous publications in euros prepared in accordance with accounting principles generally accepted in France. Following European regulation 1606/2002 dated July 19, 2002, all EU-listed companies are required to apply IFRS in preparing their financial statements for financial years commencing January 1, 2005 and thereafter.

Constant Exchange Rates

Where constant exchange rates are referred to in the above discussion, current period results for entities reporting in currencies other than U.S. dollars are converted into U.S. dollars at the prior year's exchange rates, rather than the exchange rates for the current period. This information is provided in order to assess how the underlying business performed before taking into account currency exchange fluctuations.

GAAP to non-GAAP Reconciliation

ILOG management evaluates and makes operating decisions using various operating measures. These measures are generally based on the revenues of its products, maintenance and services business operations and certain costs of those operations, such as cost of revenues, research and development, sales and marketing and general and administrative expenses. One such measure is non-GAAP net income (loss), which is a non-GAAP financial measure under Section 101 of Regulation G under the Securities Exchange Act of 1934, as amended. This measure consists of GAAP net income (loss) excluding stock-based compensation expense. Non-GAAP net income (loss) is adjusted by the amount of additional taxes or tax benefit that the company would accrue if it used non-GAAP results instead of GAAP results to calculate the company's tax liability.

Management believes it is useful in measuring ILOG's operations to exclude stock-based compensation expense, which is a non-cash charge recorded in the income statements for the first time in the quarter ended September 30, 2005 as a result of the implementation of SFAS 123 (revised 2004). Management believes that non-GAAP net income (loss) provides useful supplemental information to management and investors regarding the performance of the company's business operations and facilitates comparisons to our historical operating results. Management also uses this information internally for forecasting and budgeting. Non-GAAP financial measures should not be considered as a substitute for measures of financial performance prepared in accordance with GAAP. Investors and potential investors are encouraged to review the reconciliation of non-GAAP financial measures contained within this press release with their most directly comparable GAAP financial results.

The following table reconciles the specific items excluded from GAAP in the calculation of non-GAAP net income for the periods shown below:

	Three Months Ended
	Sept 30	Sept 30
	2005	2004
	(In thousands, except per share data)
Net income	$ 2 188	$ 1 959

Net income per ordinary share and ADS
Basic	0,12	0,11
Diluted	0,11	0,11

Ordinary shares used in computing net income per share
Basic	17 933	17 664
Diluted	19 208	18 321

Stock-based compensation
Cost of license fees	3	-
Cost of maintenance	13	-
Cost of professional services	75	-
Marketing and selling	275	-
Research and development	180	-
General and administrative	149	-
Stock-based compensation total	$ 695	$ -

Non-GAAP net income	$ 2 883	$ 1 959

Non-GAAP net income per ordinary share and ADS
Basic	0,16	0,11
Diluted	0,15	0,11

Press Release for French Shareholders

A translation of this press release in the French language is also available.

ILOG is a registered trademark. JRules, PowerOps and Optimization Decision Manager are trademarks of ILOG.